  EXHIBIT 99.1

Intellipharmaceutics Announces Closing of CAD$3.85 Million Non-Brokered Private Placement

Toronto, Ontario, April 22, 2021 - Intellipharmaceutics International Inc. (OTCQB: IPCIF and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, is pleased to announce the completion of a non-brokered private placement (the “Private Placement”) of 9,414,560 common shares of the Company (the “Common Shares”) at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969.60.

The proceeds of the Private Placement are expected to be used to maintain the Company’s existing operations and for general working capital purposes and to fund research and development activities.

The Common Shares will be subject to a four-month hold period expiring on August 22, 2021 in accordance with applicable securities legislation and the policies of the Toronto Stock Exchange (the “TSX”). The Private Placement remains subject to the final acceptance by the TSX.

The Common Shares were sold only to non-U.S. persons outside of the United States pursuant to Regulation S under the United States Securities Act of 1933 (the “1933 Act”). The Common Shares issued in the Private Placement were not registered under the 1933 Act or the securities laws of any state in the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements.

This press release does not constitute an offer of sale of any of the foregoing securities in the United States.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received U.S. Food and Drug Administration ("FDA") approval) in various stages of development. The Company has abbreviated new drug application ("ANDA”) and new drug application ("NDA”) 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations relating to our goals and plans to fund our current activities and use of proceeds from financings. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, and our latest Form 20-F, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.

Contact Information

Company Contact:
Intellipharmaceutics International Inc.
Isa Odidi
Chief Executive Officer
416.798.3001 ext. 102
investors@intellipharmaceutics.com

SOURCE: Intellipharmaceutics International Inc.